Exhibit 99.4

Following the announcement, on 8 December 2004, of the appointment of Ms Susan Murray to the Board of Imperial Tobacco Group PLC, with effect from 8 December 2004, the information below is given in compliance with rule 16.4 of the Financial Services Authority Listing Rules.

Ms Susan Murray holds or has held the following Directorships in publicly quoted companies over the five years preceding the date of her appointment: -

Enterprise Inns Plc, appointed Non-Executive Director on 3 November 2004. Aberdeen Asset Management PLC, served as a Non-Executive Director from 1 August 2000 to 29 November 2002.

Ms Susan Murray: -

i)	Is not currently in a partnership nor has she been in a partnership within the 5 years immediately preceding her appointment.

ii)	Does not have any unspent convictions in relation to indictable offences.

iii)	Has not been declared bankrupt or made any voluntary arrangements with her creditors.

iv)

Has not been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

v)	Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

vi)	Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

vii)

Has not been publicly criticised by any statutory or regulatory authority (including any recognised professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The Company was advised that upon the appointment becoming effective Ms Susan Murray had no share interests over ordinary shares of 10p each in the Company.

T M Williams

Deputy Company Secretary